EXHIBIT 12.1

AIRGATE PCS, INC.
Financial Reporting
Schedule of Earnings to Fixed Charges

	Nine Months
	Ended	Year Ended September 30,
	September 30,
	1999	2000	2001	2002	2003

	(Dollars in thousands)
Income (loss) before income taxes, minority interest and extraordinary item	(15,599)	(81,323)	(110,990)	(1,025,378)	(84,757)
Fixed charges	9,708	28,570	32,699	64,653	81,247

Earnings (loss) available for combined fixed charges	(5,891)	(52,753)	(78,291)	(960,725)	(3,510)

Combined fixed charges:
Interest expense	651	1,885	3,890	5,272	18,893
Amortization of original issue discount on Subordinate Notes	8,707	23,043	23,799	50,670	35,444
Amortization of deferred financing costs	—	1,192	1,210	1,211	1,210
Estimated interest expense within rental expense (1)	350	2,450	3,800	7,500	25,700

Total combined fixed charges	9,708	28,570	32,699	64,653	81,247

Ratio of earnings to fixed charges (2)	—	—	—	—	—
Additional earnings necessary for 1:1 ratio	15,599	81,323	110,990	1,025,378	84,757

(1)	The interest component of rental expense was assumed to be 25% of operating lease expense.

(2)	Earnings were inadequate to cover fixed charges for the nine months ended September 30, 1999, the years ended September 30, 2000, 2001, 2002, and 2003 by $15,599, $81,323, $110,990, $1,025,378, and $84,757, respectively.